Exhibit 99.1

Kandal M Venture Limited Announces Financial Results for the Six Months Ended September 30, 2025

Cambodia, March 23, 2026 (GLOBE NEWSWIRE) -- Kandal M Venture Limited (Nasdaq: FMFC) (“Kandal” or the “Company”), a contract manufacturer of affordable luxury leather goods with manufacturing operations in Cambodia, today announced its financial results for its first half of fiscal year 2026 ended September 30, 2025.

Recent Developments

●	Strategic Expansion into the Philippines

On March 9, 2026, the Company announced a strategic investment to expand its manufacturing capabilities into the Philippines-its first major expansion outside Cambodia. Kandal entered into a definitive agreement to acquire 15% equity interest in Dumaine International Ltd for US$2.5 million in an all-cash transaction. This investment supports the Company’s long-term strategy to diversify geographically, broaden its customer base, and enhance operational resilience.

●	Appointment of New Chief Executive Officer

On February 3, 2026, the Company announced the appointment of Mr. Fok Yui Kwong as an Executive Director and Chief Executive Officer of the Company with effect from February 1, 2026. Mr. Fok brings more than 16 years of senior management experience as chief financial officer and executive director of a leading printed circuit board (PCB) manufacturing firm, along with 14 years of banking experience with major financial institutions in Hong Kong.

●	Customer Orders for 2026 Season

On November 28, 2025, the Company announced new orders for Trans 2026 season totaling approximately US$4.0 million, bringing total orders to date to approximately US$17.2 million. Despite continued tariff-related headwinds, customer demand remains in line with expectations. Kandal continues to focus on expanding its geographic footprint and strengthening its customer portfolio.

Management Commentary

“I was honored to join Kandal as Executive Director and Chief Executive Officer in February. Over the past several weeks, our team has been focused on executing our strategic plan to expand our geographic presence, strengthen our customer relationships, and enhance our production and design capabilities,” said Mr. Fok Yui Kwong, Executive Director and Chief Executive Officer.

“Despite ongoing macroeconomic uncertainty and tariff pressures, we remain focused on executing on our strategic plan to expand geographically and grow our customer base. Over the last month, we have outlined our plan to expand our global presence and enhance our production, design, and development capabilities. Earlier this month, we marked our first major strategic expansion outside of our primary Cambodian operations by expanding our manufacturing capabilities into the Philippines, a key step toward diversifying our operations and positioning the Company for long-term growth. Our management team is confident that there are several more expansion opportunities across the region that can further enhance our competitiveness and create long-term value for our shareholders. I am encouraged by the progress we are making and confident in the opportunities ahead.”

First Half Fiscal Financial Results Ended September 30, 2025

Revenue

For the six months ended September 30, 2025 and 2024, the Company generated revenue through sales of handbags.

Revenue decreased by US$1,619,836 or approximately 17.0% from US$9,523,465 for the six months ended September 30, 2024 to US$7,903,629 for the six months ended September 30, 2025. This decrease was mainly due to increase in the United States’ import tariffs during the year.

Cost of sales

Cost of sales consists mainly of raw material costs, direct labor costs and factory overheads. Cost of sales decreased by approximately 11.5% from US$7,256,773 for the six months ended September 30, 2024 to US$6,424,087 for the six months ended September 30, 2025.

Gross profit and gross profit margin

Gross profit decreased by US$787,150 or approximately 34.7% from US$2,266,692 for the six months ended September 30, 2024 to US$1,479,542 for the six months ended September 30, 2025. Gross profit margin decreased by approximately 5.1 percentage points from approximately 23.8% for the six months ended September 30, 2024 to approximately 18.7% for the six months ended September 30, 2025. The decrease was primarily due to sales discounts given to customers arising from the increase in the United States’ import tariff during the year, accompanied by an increase in material and labor costs.

Selling and distribution expenses

Selling and distribution expenses consisted of export expenses, trucking costs and customs clearance fees. These expenses decreased by US$56,573 or approximately 33.2%, from US$170,168 for the six months ended September 30, 2024 to US$113,595 for the six months ended September 30, 2025. Selling and distribution expenses decreased due to relatively lower container load shipments during the six months ended September 30, 2025.

Professional services fees

Professional services fees consist mainly of fees paid to lawyers, auditors and other professionals. The professional services fees increased by US$20,065 or approximately 10.7% from US$186,764 for the six months ended September 30, 2024 to US$206,829 for the six months ended September 30, 2025. The increase was due to additional professional services engaged after the completion of our initial public offering (the “IPO”).

Net cash used in operating activities

Cash inflow from operating activities was principally from receipt of sales. Cash outflow used in operating activities was principally for payment of purchases of raw materials, staff costs and other operating expenses.

For the six months ended September 30, 2025, the Company reported net cash used in operating activities of US$2,118,963 mainly arising from net profit from operations of US$222,659 adjusted for non-cash items and changes in operating assets and liabilities. Changes in operating assets and liabilities mainly include the increase in inventories of US$348,190, and the increase in trade and other receivables of US$163,009, and decrease in trade and other payables of US$1,830,359 which was mainly due to settlement of old trade payables.

Net cash used in investing activities

For the six months ended September 30, 2025, net cash used in investing activities was US$4,131,751, which consisted of interest received of US$83,557, offset by US$307,648 IPO expenses paid, US$3,893,852 loan to third party, and US$13,808 for purchase of plant and equipment.

Net cash generated from financing activities

For the six months ended September 30, 2025, net cash generated from financing activities of US7,811,814 mainly consisted of IPO proceeds of US$8,014,981, repayment from loans to related party of US$4,314,951, repayment from amounts due from related parties of US$713,232, offset by repayment of borrowings of US$5,185,612, and payment of lease liabilities US$45,738.

Net income

Net income decreased by US$482,766 or approximately 74.1% from US$651,621 for the six months ended September 30, 2024 to US$168,855 for the six months ended September 30, 2025, mainly due to the decrease in sales and gross profits, offset partially by the decrease in income tax expense. Basic and diluted earnings per share (EPS) for the six months ended September 30, 2025 was $0.01 compared to $0.04 for the six months ended September 30, 2024. The weighted average number of ordinary shares for the six months ended September 30, 2025 and 2024 were 17,173,770 and 16,000,000, respectively.

About Kandal M Venture Limited

Kandal M Venture Limited is a contract manufacturer of affordable luxury leather goods with manufacturing operations in Cambodia. It primarily manufactures handbags, such as shoulder bags, crossbody bags, tote bags, backpacks, top-handle handbags, satchels, and other smaller leather goods, such as wallets.

For more information, please visit the Company’s website at www.kandalmv.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. The Company cautions investors that actual results may differ materially from the anticipated results, and encourages investors to read the risk factors contained in the Company’s final prospectus and other reports it files with the Securities and Exchange Commission before making any investment decisions regarding the Company’s securities. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

Company Contacts:

Company

Investor Relations Contact

Padachi Village, Prek Ho Commune, Takhmao Town, Kandal Province,

Kingdom of Cambodia

Email: enquiry@fmfco.com.kh

Telephone: +855 23425205

Investor Relations Contact

Skyline Corporate Communications Group, LLC

Scott Powell, President

1177 Avenue of the Americas, 5th Floor

New York, New York 10036

Office: +1 (646) 893-5835 x2

Email: info@skylineccg.com

Website: www.skylineccg.com

FINANCIAL STATEMENTS

KANDAL M VENTURE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND

OTHER COMPREHENSIVE INCOME FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2024 AND 2025

	September 30, 2024	September 30, 2025
	US$	US$
Revenue	9,523,465	7,903,629
Cost of sales	(7,256,773)	(6,424,087)
Gross profit	2,266,692	1,479,542

Operating expenses:
Selling and distribution expenses	(170,168)	(113,595)
General and administrative expenses	(1,152,218)	(1,176,254)
Income from operations	944,306	189,693

Other income/(expenses):
Interest expense	(330,779)	(98,231)
Other income	240,463	131,197

Profit before income tax	853,990	222,659
Income tax expense	(202,369)	(53,804)
Profit for the period	651,621	168,855

Other comprehensive income:
Items that may be classified subsequently to profit or loss
Exchange differences on translating foreign operations	507	—
Total comprehensive income attributable to equity owners of the Company	652,128	168,855

Earnings per share attributable to owners of the Company
Basic and diluted earnings per share	0.04	0.01

Weighted average number of ordinary shares used in computing basic and diluted earnings	16,000,000	17,173,770

KANDAL M VENTURE LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF MARCH 31, 2025

AND UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF

FINANCIAL POSITION AS OF SEPTEMBER 30, 2025

	March 31, 2025	September 30, 2025
	US$	US$
ASSETS
Non-current assets
Property, plant and equipment	512,601	429,821
Right-of-use assets	138,483	103,862
Deferred tax assets	29,787	39,556
Total non-current assets	680,871	573,239

Current assets
Inventories	1,646,333	2,051,862
Trade and other receivables	1,497,817	1,660,826
Loans to third party	—	3,893,852
Deferred initial public offering (“IPO”) costs	795,771	—
Amounts due from related parties	1,053,708	340,476
Loans to related parties	4,291,215	—
Cash and cash equivalents	102,697	1,663,797
Total current assets	9,387,541	9,610,813

Total assets	10,068,412	10,184,052

EQUITY AND LIABILITIES
Equity attributable to owners of the Company
Share capital	160	183
Share premium	—	7,435,512
Merger reserve	13	13
Capital reserve	(2,500,000)	(2,500,000)
Foreign currency translation reserve	5,130	5,130
Retained earnings	2,872,801	3,041,656
Total equity	378,104	7,982,494

Non-current liabilities
Lease liabilities	87,632	44,689
Total non-current liabilities	87,632	44,689

Current liabilities
Trade and other payables	4,424,830	2,070,498
Lease liabilities	80,916	84,207
Borrowings	5,088,600	—
Income tax payable	8,330	2,164
Total current liabilities	9,602,676	2,156,869

Total liabilities	9,690,308	2,201,558

Total equity and liabilities	10,068,412	10,184,052

KANDAL M VENTURE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR SIX MONTHS ENDED SEPTEMBER 30, 2024 AND 2025

	September 30, 2024	September 30, 2025
	US$	US$
Cash flows from operating activities
Profit before income tax	853,990	222,659

Adjustments for:
Depreciation of property, plant and equipment	97,132	96,588
Depreciation of right-of-use assets	34,620	34,621
Interest expense	338,079	103,098
Interest income from loan to related party	(229,451)	(23,736)
Interest income from loans to third party	—	(64,984)
Interest income	—	(18,573)
Inventories write-down	—	(57,339)
Operating cash flows before working capital changes	1,094,370	292,334

Changes in working capital:
Inventories	409,465	(348,190)
Trade and other receivables	(792,035)	(163,009)
Trade and other payables	1,295,583	(1,830,359)
Cash generated from (used in) operations	2,007,383	(2,049,224)
Income tax paid	(75,676)	(69,739)
Net cash generated from (used in) operating activities	1,931,707	(2,118,963)

Cash flows from investing activities
Purchase of property, plant and equipment	(15,746)	(13,808)
Interest from loans to third party	—	64,984
Interest received	—	18,573
Loans to third party	—	(3,893,852)
Deferred initial public offering (“IPO”) costs	(20,438)	(307,648)
Net cash used in investing activities	(36,184)	(4,131,751)

Cash flows from financing activities
Net proceeds from issuance of IPO shares	—	8,014,981
Repayment of loans from related parties	75,909	4,314,951
Repayment of amount due from related parties	15,106	713,232
Repayments of borrowings, net	(1,813,557)	(5,088,600)
Interest paid on borrowings	(328,954)	(97,012)
Payment of lease liabilities	(36,613)	(39,652)
Interest paid on lease liabilities	(9,125)	(6,086)
Net cash (used in) generated from financing activities	(2,097,234)	7,811,814

Net change in cash and cash equivalents	(201,711)	1,561,100
Cash and cash equivalents at beginning of period	235,348	102,697
Cash and cash equivalents at end of period	33,637	1,663,797